February 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Fullem Asia Timmons-Pierce Jeff Gordon Andrew Blume

RE:	Interactive Strength Inc.
Registration Statement Form S-1 (File No. 333-269246)

Ladies and Gentlemen:

Aegis Capital Corp. hereby join Interactive Strength Inc. (the “Registrant”) in withdrawing its request for acceleration of the effective date of the above-referenced registration statement on Form S-1 (File No. 333-269246) (as amended, the “Registration Statement”) previously submitted on February 13, 2023.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
Name: Griffin Cassagne
Title: Executive Vice President

cc:	Trent A. Ward, Interactive Strength Inc.

Michael J. Madigan, Interactive Strength Inc.

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP

Alexander W. Powell, Jr., Kaufman & Canoles, P.C.